May 22, 2006

Securities and Exchange Commission
Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:                               Vonage Holdings Corp.
Registration Statement on Form S-1
File No. 333-131659

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Vonage Holdings Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on May 23, 2006 at 2:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: May 5, 2006
(ii)	Dates of distribution: May 5, 2006 — May 22, 2006
(iii)	Number of prospective managing or co-managing underwriters to whom the preliminary prospectus was furnished: 6
(iv)	Number of prospectuses so distributed: approximately 41,000
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

We also note that Vonage Holding Corp. (“Vonage”) has offered the right to participate in the offering to certain customers as part of its Directed Share Program (“DSP”). As of the date of this letter, Vonage has informed us that approximately 116,506 customers have opened the prospectus on the DSP website.

Very truly yours,

Citigroup Global Markets Inc.

/s/ JOHN C. COCCHIARELLA
John C. Cocchiarella
Senior Vice President

Deutsche Bank Securities Inc.

/s/ BRAD MILLER
Brad Miller
Managing Director

/s/ JEREMY FOX
Jeremy Fox
Director

UBS Securities LLC

/s/ DANIEL KLAUSNER
Daniel Klausner
Executive Director

/s/ SIMON OLLERENSHAW
Simon Ollerenshaw
Executive Director